Exhibit 4(d)

Howmet Aerospace Inc.

201 Isabella Street, Suite 200

Pittsburgh, Pennsylvania 15212-5872

July 13, 2023

Elliott Associates, L.P.

Elliott International, L.P.

360 S. Rosemary Ave., 18th Fl.

West Palm Beach, FL 33401

Attention:     Jeffrey Blum

Jeff,

Per your request, in order to facilitate certain sales of shares of common stock of Howmet Aerospace Inc. (“Howmet” or the “Company”), the Company and the Elliott Parties (as defined below) hereby agree as follows:

I.             Registration Statement. The Company will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-3 (the “Registration Statement”) for an offering to be made on a continuous or delayed basis pursuant to Rule 415 under the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder (the “Securities Act”), covering the resale of shares of common stock of the Company which are currently owned by Elliott Associates, L.P. and/or Elliott International, L.P. (together, “Elliott”; and each of them, an “Elliott Party”; and such shares, “Shares”). The Registration Statement shall be in a form permitting registration of Shares for resale by the Elliott Parties in the manner or manners designated by them (but excluding underwritten offerings or similar transactions). To assist, the Elliott Parties shall provide the Company with any relevant information the Company may reasonably require for such Registration Statement, and the Elliott Parties shall not use any “free writing prospectus” (as defined Rule 405 promulgated by the SEC under the Securities Act) in connection with the sale of Shares without the prior written consent of the Company.

2.             Blackout Periods/Suspension. If at any time the Company determines that the filing or amendment of any Registration Statement or any supplement or offering or sale of Shares pursuant thereto (or any disclosures required to be made in connection therewith) should be suspended due to material non-public information concerning the Company or other legal considerations (a “Blackout”), the Company shall not be required, for such period as it shall determine (a “Blackout Period”), to effect or maintain any registration of Shares or make any filings or disclosures in furtherance thereof. Except in the case of Scheduled Blackouts (as defined below), the Company shall, upon such determination, notify the Elliott Parties as promptly as practicable of such determination, and the Elliott Parties shall, upon receipt of notice of such Blackout from the Company (or, in the case of Scheduled Blackouts, during such Scheduled Blackouts), immediately suspend sales of Shares pursuant to such Registration Statement or using any prospectus or supplement thereto until the termination of the Blackout Period. Upon receiving notice of a Blackout, the Elliott Parties shall maintain the confidentiality of the existence (and circumstances, to the extent known) of the Blackout and shall not trade on the basis thereof. Except in the case of Scheduled Blackouts, the Company shall inform the Elliott Parties of the termination of a Blackout Period as promptly as practicable after such termination and provide information regarding the Elliott Parties' ability to resume trading. “Scheduled Blackout” means, with respect to each fiscal quarter of the Company, the period beginning on (and including) the tenth calendar day prior to the end of such fiscal quarter and ending on the commencement of trading on the New York Stock Exchange on the second business day following the date of the public release of the Company's quarterly earnings results. Upon receipt of notification of any event contemplated by the preceding paragraph, the Elliott Parties shall refrain from selling any Shares pursuant to the Registration Statement or using a prospectus or any supplement thereto (a “Suspension”) until the Elliott Parties have received copies of a supplemented or amended prospectus prepared and filed by the Company, or until the Elliott Parties are advised in writing by the Company that the current prospectus or supplement thereto may be used. In the event of any Blackout Period or Suspension, the Company may impose, and, if applicable, the Elliott Parties shall comply with, stop transfer instructions with respect to the sale or transfer of Shares by the Elliott Parties until the end of the applicable Blackout Period or Suspension.

3.             Expenses. In furtherance of the foregoing, within five (5) days following the date of this letter agreement, Elliott shall pay to the Company the amount of $50,000, by wire transfer of immediately available funds. Such amount shall be non-refundable regardless of the amount of expenses actually incurred by the Company, and the Company shall be entitled to additional expense reimbursement pursuant to this paragraph to the extent its expenses exceed such initial payment amount. Elliott shall promptly (and in any event within five (5) business days of its receipt of evidence from the Company) reimburse the Company for any reasonable and out-of-pocket expenses incurred by the Company in connection with the Registration Statement and its performance of or compliance with this letter agreement by wire transfer of immediately available funds over and above $50,000.00. Notwithstanding anything to the contrary in this letter agreement, the Company shall not be obligated to effect the registration of any Shares pursuant to this letter agreement unless Elliott shall have paid all SEC filing fees associated with such registration to the Company in advance of any such fees being due or payable.

4.            Term and Termination and Further Registration Rights. The Company's obligations pursuant to this letter agreement shall automatically terminate on the earlier of (a) the date that is 9 months following the date hereof and (b) three business days following the date that the Company sends Elliott a written notice of termination by email to you. Notwithstanding anything to the contrary in this letter agreement, the Elliott Parties shall not have any demand registration rights or any piggyback registration rights.

5.             Miscellaneous. This letter agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York without reference to the conflict of laws principles thereof that would result in the application of the laws of another jurisdiction. This letter agreement may not be changed, modified, discharged or amended, except by an instrument signed by all of the parties hereto. This letter agreement and the rights granted hereunder may not be assigned by either party without the prior written consent of the other party, which may be granted or withheld by such party in its sole and absolute discretion. This letter agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument. This letter agreement constitutes the entire agreement and understanding among the parties and supersedes any prior understandings and/or written or oral agreements among them respecting the subject matter herein.

Please confirm your agreement with the foregoing by signing and returning this agreement to the undersigned, whereupon this letter agreement shall become a binding agreement between the Elliott Parties and the Company.

Very truly yours,

HOWMET AEROSPACE INC.

By:	/s/ Ken Giacobbe
Name: Ken Giacobbe
Title: Executive Vice President and Chief Financial Officer

Accepted and agreed as of the date first written above:

ELLIOTT ASSOCIATES, L.P.

By: Elliott Investment Management L.P., as attorney-in-fact

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.

By: Hambledon, Inc., its General Partner

By: Elliott Investment Management L.P., as attorney-in-fact

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President